[logo – American Funds ®]

Limited Term Tax-Exempt Bond Fund of America
333 South Hope Street
Los Angeles, California 90071
Phone (213) 486-9200

Courtney R. Taylor
Assistant Secretary

October 29, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Limited Term Tax-Exempt Bond Fund of America
File Nos. 033-66214 and 811-07888

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on September 30, 2009 to the fund’s Post-Effective Amendment No. 23 to the Registration Statement under the Securities Act of 1933 and Amendment No. 25 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on November 1, 2009.

1.	General Comment – prospectus

Comment:  Please ensure the language in the sections titled “investment objective,” “principal investment strategies” and “principal risks” is consistent with the corresponding language in the “investment objectives, strategies and risks” section of the prospectus.  Also please ensure that “fund” is used in each separate summary rather than referring to “funds.”

Response:   We will modify the language accordingly.

2.	Principal Risks – pages 4 and 10 of the prospectus

Comment: Please limit the “principal risks” section to a description of the risks of investing in the fund only.  For example, please remove the description of a bond’s effective maturity from the “principal risks section” on page 4 because this disclosure is not related to a principal risk.  Please also remove the description of municipal bonds from the “principal risks” section on page 11.

Response: We will update the “principal risks” sections to reflect this comment.

3.	Principal Investment Strategy—page 10 of the prospectus

Comment: You have included risks in the “principal investment strategy” section for American High Municipal Bond Fund.  The prospectus states: “This may make the fund more susceptible to certain conomic, political or regulatory occurrences. As a result, the potential for fluctuations in the fund’s share price may increase.”  Please remove this disclosure from the principal investment strategy as it describes a risk, not a strategy.

Summary:  The “principal investment strategy” section has been modified in response to this comment.  The risk disclosure has been moved to the “principal risks” section.

4.	Pincipal Investment Strategy – page 10 and throughout prospectus

Comment: If the fund may invest in securities rated below investment grade, please use the term, “junk bonds.”

Response: We have included this term in the prospectus as applicable.

5.	Principal Investment Strategy— prospectus

Comment: If any of the funds currently invest significantly in securities rated below investment grade, please clarify this current practice in the disclosure.

Response:  We have modified the language where applicable to explain that the fund invests in securities rated BB+ or below or Ba1 or below or unrated but determined by the fund’s investment adviser to be of equivalent quality.

6.	Investment objective – pages 15, 29 of the prospectus

Comment:  On page 15 the prospectus states: “The fund's investment objective is to provide you with current income that is exempt from federal income tax, consistent with its stated maturity and quality standards and preservation of capital.” Please revise this language where it appears in the prospectus to indicate that the maturity and quality standards are the same standards described in the prospectus.  Please make similar changes on page 29.

Response:   We will revise the language on page 15 as follows:

The fund's investment objective is to provide you with current income, consistent with its maturity and quality standards described in the prospectus, and preservation of capital.  A similar change will be made on page 29.

7.	Principal Investment Strategies—The Tax-Exempt Fund of California on page 24

Comment: For The Tax-Exempt Fund of California, are there any limits on the maturities of securities held by the fund?

Response:  Under normal circumstances, The Tax-Exempt Fund of California invests substantially in securities with maturities in excess of three years. This is disclosed in the fund's statement of additional information.

8.	Investment objectives, strategies and risks – page 37 of the prospectus

Comment:  To the extent the fund discloses it’s dollar-weighted average maturity in its summary, please disclose the dollar-weighed average maturity in the “Investment objectives, strategies and risks section.”

Response:  This section will be amended to reflect this comment.

9.	Investment Results – on pages 40 and 42 of the prospectus

Comment: Please clarify the last two lines on page 40 as well as the discussion on page 42.

Response: This disclosure will be removed from the text and included in a footnote relating to Class A distribution rate in the chart showing additional investment results in the prospectus.

10.	Portfolio turnover – on page 81 of the prospectus

Comment: Please ensure that you are in compliance with the disclosure requirements regarding the portfolio turnover rate for American Funds Short-Term Tax-Exempt Bond Fund.

Response:  During the periods reflected the fund was a money market fund, and therefore not required to include disclosure about its portfolio turnover rate.  We will include the fund’s portfolio turnover rate for all future fiscal year ends, as required.

Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact Katherine Newhall at (213) 615-0108 or me at (213) 452-2173.

/s/ Courtney R. Taylor
Courtney R. Taylor
Assistant Secretary